FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6K dated July 30, 2022
2.	Filing of Form 20F dated July 30, 2022

July 30, 2022

The United States Securities and Exchange Commission Washington D. C. 20549 United States of America Attn.: Filing Desk Dear Sirs,

Subject: Filing of Annual Report in Form 20F for the year ended March 31, 2022

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, signed copy of the Company’s Report on Form 6-K dated July 30, 2022 in connection with filing of Annual Report in Form 20F with Securities and Exchange Commission for the year ended March 31, 2022. We enclose herewith the details of Form 20F as forwarded to Indian stock exchanges in this regard.

This is for your reference and records.

Yours sincerely,

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Chief Manager

Encl. : As above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Filing of Form 20-F

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2022 (FY2022) on July 29, 2022, as required by United States securities regulations. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP, approved by the Audit Committee of the Board.

The net income for FY2022 under U.S. GAAP was Rs. 51,179 crore (US$ 6,746 million) as compared to consolidated profit after tax under Indian GAAP of Rs. 25,110 crore (US$ 3,310 million). The significant difference between net income under U.S. GAAP and Indian GAAP was primarily due to gain on deconsolidation of our former general insurance subsidiary, difference in allowance for loan losses, difference in accounting for the valuation of debt and equity securities and differences in the deferred taxes.

The merger of ICICI Lombard General Insurance Company Limited (ICICI General) and general insurance business of Bharti AXA General Insurance Company Limited was approved by the Insurance Regulatory and Development Authority of India with effect from September 8, 2021. Subsequent to issuance of equity shares to Bharti AXA shareholders by ICICI General, the Bank’s equity holding in ICICI General came down below 50.0%. Accordingly, the Bank deconsolidated ICICI General and accounted its retained investment in ICICI General as an affiliate with effect from September 8, 2021. Under U.S. GAAP, the retained interest in ICICI General was fair valued on the date of deconsolidation, resulting in a gain of Rs. 25,500 crore (US$ 3,361 million). Under Indian GAAP, the retained interest in ICICI General was accounted at carrying value.

Under U.S. GAAP, the allowance for loan losses in the income statement was lower by Rs. 2,285 crore (US$ 301 million) in FY2022 as compared to Indian GAAP. The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP result in timing differences in the recognition of allowance for loan losses.

Under U.S. GAAP, the difference in accounting for the valuation of debt and equity securities resulted in higher net income by Rs. 1,093 crore (US$ 144 million) as compared to Indian GAAP in FY2022 primarily due to accounting of unrealised gain on equity investments in net income under U.S. GAAP, which were ignored under Indian GAAP.

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

Stockholders’ equity as per U.S. GAAP was Rs. 227,343 crore (US$ 30.0 billion) at March 31, 2022 compared to the consolidated net worth as per Indian GAAP of Rs. 182,052 crore (US$ 24.0 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the Securities and Exchange Commission, ICICI Bank files annual report in Form 20-F with the SEC as required by U.S. securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements under Indian GAAP, with a reconciliation of profit after tax and net worth under Indian GAAP to net income and stockholders' equity under U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

It may be noted that there are significant differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, compensation costs, securitization, income taxes and fixed assets.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website:

(https://www.sec.gov/Archives/edgar/data/1103838/000095010322013302/dp173855_20f.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

For further press queries please contact Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com.

ICICI Bank Limited
L65190GJ1994PLC021012
ICICI Bank Towers
Bandra Kurla Complex
Mumbai 400 051

For investor queries please contact Abhinek Bhargava / Aashwij Mallya at abhinek.bhargava@icicibank.com / aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10 million

US$ amounts represent convenience translations at US$1= Rs. 75.87

Mumbai	For ICICI Bank Limited
July 30, 2022
/s/ Anindya Banerjee
Anindya Banerjee
Group Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 30, 2022	By:	/s/Vivek Ranjan
Name :	Vivek Ranjan
Title :	Chief Manager